Exhibit 23.3

[FORRESTER LETTERHEAD]

October 15, 2013

Borderfree, Inc.

292 Madison Ave

New York, NY 10017

To Whom It May Concern:

Forrester Research, Inc. (“Forrester”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form S-1 filed by Borderfree, Inc. and any related prospectus:

“The market opportunity for international cross-border ecommerce is large, with cross-border consumers expected to spend $20 billion on physical goods from U.S. online retailers in 2013, based on a study conducted on our behalf by Forrester Research, Inc., or Forrester”

“We estimate that, in 2013, cross-border consumers will spend $20 billion on physical goods from U.S. online retailers, based on a study conducted on our behalf by Forrester”

“Based on a study conducted on our behalf, Forrester projects that our market will grow at an 18% CAGR from $20 billion in 2013 to $39 billion in 2017”

“Based on a study conducted on our behalf, Forrester expects that the U.S. online cross-border market will grow at an 18% CAGR from $20 billion in 2013 to $39 billion in 2017”

Source: A commissioned forecast prepared by Forrester Consulting on behalf of Borderfree, September 2013.

This consent is conditioned upon the inclusion in the Registration Statement and any related prospectus of the following language:

“The Forrester Research study described herein represents data, research, opinions or viewpoints prepared by Forrester Research for us and are not representations of fact. We have been advised by Forrester Research that its study speaks as of its original date (and not as of the date of this prospectus) and any opinions expressed in the study are subject to change without notice.”

Forrester’s consent shall not be deemed an admission that Forrester is an expert whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

Forrester Research, Inc.

By  /s/ Gabrielle Gardner

Name: Gabrielle Gardner

Title:   Citations Specialist